Abercrombie & Fitch
P.O. Box 182168, Columbus, OH 43218
March 1, 2006
Securities and Exchange Commission
Division of Corporation Finance
Attention Messrs. Ohsiek and Phippen
100 F Street N.E.
Washington, D.C. 20549
Re: Abercrombie & Fitch Co.
File No. 1-12107
Dear Mr. Ohsiek and Mr. Phippen:
This letter sets forth the responses of Abercrombie & Fitch Co. (the “Company”) to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter dated February 2, 2006 regarding the Staff’s review of the Company’s Form 10-K for the fiscal year ended January 29, 2005, which was filed April 14, 2005 and Form 10-Q for the fiscal quarter ended April 30, 2005, which was filed June 9, 2005. The Company’s responses set forth below correspond to the comments as numbered in the Staff’s letter.
Form 10-K for Fiscal Year Ended January 29, 2005
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24
Comment #1
Contractual Obligations, page 39
In future filings please include a note to the contractual commitments table to specify that the operating lease obligations figure does not include common area maintenance, insurance and tax payments to which the company is obligated. If you believe that such costs are not material to an understanding of your contractual commitments, please tell us why. If material, provide a context for the reader to understand the impact of such costs on your total operating lease obligations. See Item 303(a)(5) of Regulation S-K.
In response to the Staff’s comment, the Company will include in future filings a note to the contractual commitments table to specify that the operating lease obligations in the table represent future minimum lease commitments and do not include common area maintenance, insurance and tax payments for which the Company is also obligated.

Additionally, the Company will disclose in future filings the cost incurred for common area maintenance, insurance and tax payments for the most recent fiscal year, which will provide context for the reader to understand the impact of such costs on the Company’s total lease obligations. Below is an example of the type of disclosure the Company will include in future filings:
CONTRACTUAL OBLIGATIONS
As of January 29, 2005, the Company’s contractual obligations were as follows:

		Payments due by period (thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating Lease Obligations	$1,256,107	$164,577	$323,255	$282,525	$485,750
Purchase Obligations	222,404	215,971	6,433	—	—
Other Obligations	$65,167	$64,372	$795	—	—

Totals	$1,543,678	$444,920	$330,483	$282,525	$485,750

Operating lease obligations primarily consist of future minimum lease commitments related to store operating leases (see Note 5 of the Notes to Consolidated Financial Statements). Operating lease obligations do not include common area maintenance (“CAM”), insurance or tax payments for which the Company is also obligated. Total expense related to CAM, insurance and taxes for the 2004 fiscal year was $XX.X. The purchase obligations category represents purchase orders for merchandise to be delivered during Spring 2005 and commitments for fabric to be used during the next several seasons. Other obligations represent preventive maintenance contracts for the 2005 fiscal year and letters of credit outstanding as of January 29, 2005 (see Note 8 of the Notes to Consolidated Financial Statements). The Company expects to fund all of these obligations with cash provided from operations.

Comment #2
Critical Accounting Policies and Estimates, page 41
Please consider revising this section in future filings to discuss the judgments and assumptions involved in your calculation of stock based compensation expense under SFAS 123 and to discuss the sensitivity of the calculated compensation expense to changes in your assumptions. We believe that the significant fluctuations in your volatility assumption year over year should be discussed herein. We note that such discussion will become even more important upon adoption of SFAS 123R. Please show us how your revised disclosure would read for the historical periods presented and for subsequent interim periods, as we are interested to understand why your volatility assumption has been steadily decreasing each period, given the continued, and even increased volatility in your stock price in recent periods.
In response to the Staff’s comment, the Company will discuss in future filings, in the Critical Accounting Policies and Estimates section, the assumptions involved in the calculation of stock-based compensation expense and the sensitivity of the calculated expense to changes in those assumptions.
Below is an example of the type of disclosure the Company will include in future filings:
Equity Compensation Expense — The Company reports stock-based compensation through the disclosure-only requirements of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123,” but elects to measure compensation expense using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Accordingly, no compensation expense for options has been recognized as all options are granted at fair market value at the grant date. The Company recognizes compensation expense related to restricted stock unit awards to associates and non-associate directors.
For the disclosure requirement of SFAS No. 123, the Company’s equity compensation expense related to stock options is estimated using the Black-Scholes option-pricing model to determine the fair value of stock option grants, which requires the Company to estimate the expected term of stock option grants and expected future stock price volatility over the term. The Company uses the vesting period of the stock option as a proxy for the term of the option. Estimates of expected future stock price volatility are based on the historic volatility of the Company’s stock for the period equal to the expected term of the stock option. The Company calculates the historic volatility as the annualized standard deviation of the differences in the natural logarithms of the weekly stock closing price, adjusted for dividends and stock splits.
The fair market value calculation under the Black-Scholes valuation model is particularly sensitive to changes in the term and volatility assumptions. Increases in term or volatility will result in a higher fair market valuation of stock option grants. Assuming that all other assumptions disclosed in Footnote 2, “Summary of Significant Accounting Policies — Stock Based Compensation,” being equal; a 10% increase in term will yield a X% increase in the Black-Scholes valuation, while a 10% increase in volatility will yield a X% increase in the Black-Scholes valuation. The Company believes that changes in term and volatility will not have a material effect on the Company’s results since the number of stock options granted during the period was not material.

To address the Staff’s comment regarding the decrease in the Company’s volatility assumptions, the graph set forth below plots the Company’s annual and rolling four year historical stock price volatility. The historical volatility for the Company’s stock as calculated below is the annualized standard deviation of the differences in the natural logarithms of the weekly stock closing price, adjusted for dividends and stock splits. As demonstrated below, the Company’s annual stock price volatility decreased significantly from its peak in 2000 and has leveled off over the last three years, which resulted in a decreasing rolling four year stock price volatility for the past three years.
Item_8. Financial Statements and Supplementary Data
Comment #3
Consolidated Statements of Income, page 45
If, as we assume, the gross income subtotal represents your gross profit for each period presented, please consider revising the subtotal caption in future filings to remove the possible perception of this being a non-GAAP measure. Please also revise any similar caption throughout the filing.
The Company began using “gross profit” as the subtotal caption in the Consolidated Statements of Income in its Form 10-Q for the quarterly period ended April 30, 2005. In response to the Staff’s comment, the Company will continue to use “gross profit” as the subtotal caption in the Company’s Consolidated Statements of Income and throughout quarterly and annual filings in the future.

Comment #4
Consolidated Statements of Shareholders’ Equity, page 47
In future filings please revise to separately disclose all individually material changes to each component of equity. See Rule 3-04 of Regulation S-X. Your current presentation where you aggregate exercises of stock options, issuances of restricted stock, amortization of compensation expense related to restricted stock, and other equity transactions, is not sufficient in this regard. Moreover, please revise both your balance sheets and statements of shareholders’ equity to show deferred compensation cost associated with restricted stock awards as an offset of stockholders’ equity, rather than netting the deferred compensation balance with paid-in capital. Please show us how the revised statements of shareholders’ equity will look.
In response to the Staff’s comment, in future filings the Company will (a) separately disclose all individually material changes to each component of equity, including the exercise of stock options, issuance of restricted stock, amortization of compensation expense related to restricted stock and other equity transactions on the Company’s Consolidated Statements of Shareholders’ Equity and (b) show deferred compensation as a component of shareholders’ equity on the Consolidated Balance Sheet instead of netting it against Treasury Stock.

Below is the revised Consolidated Balance Sheets and Consolidated Statements of Shareholders’ Equity on page 47 and 48, respectively, of the Form 10-K for Fiscal Year Ended January 29, 2005 showing how the information will be disclosed:
ABERCROMBIE & FITCH
CONSOLIDATED BALANCE SHEETS
(Thousands)

	January 29,		January 31,
	2005		2004
ASSETS

CURRENT ASSETS:
Cash and Equivalents	$350,368		$56,373
Marketable Securities	—		464,700
Receivables	26,127		7,197
Inventories	211,198		170,703
Store Supplies	36,536		29,993
Other	28,048		23,689

TOTAL CURRENT ASSETS	652,277		752,655
PROPERTY AND EQUIPMENT, NET	687,011		630,022

OTHER ASSETS	8,413		552

TOTAL ASSETS	$1,347,701		$1,383,229

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts Payable	$83,760		$58,191
Outstanding Checks	53,577		$33,173
Accrued Expenses	234,210		163,389
Deferred Lease Credits	31,135		26,627
Income Taxes Payable	11,183		29,692

TOTAL CURRENT LIABILITIES	413,865		311,072

LONG TERM LIABILITIES:
Deferred Income Taxes	55,346		31,236
Deferred Lease Credits	177,923		154,768
Other Liabilities	31,241		28,388

TOTAL LONG TERM LIABILITIES	264,510		214,392

SHAREHOLDERS’ EQUITY:
Class A Common Stock — $.01 par value: 150,000,000 shares authorized and 103,300,000 shares issued at January 29, 2005 and January 31, 2004, respectively	1,033		1,033
Paid-In Capital	140,251		139,139
Retained Earnings	1,076,023		906,085
Deferred Compensation	XX,XXX		XX,XXX

Treasury Stock, at Average Cost 17,262,943 and 8,692,501 shares at January 29, 2005 and January 31, 2004, respectively	(XX,XXX	)	(XX,XXX	)

TOTAL SHAREHOLDERS’ EQUITY	669,326		857,765

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,347,701		$1,383,229

ABERCROMBIE & FITCH
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Thousands)

	Common Stock				Deferred	Treasury Stock			Total Shareholders’
	Shares Outstanding	Par Value	Paid-In Capital	Retained Earnings	Compensation	Shares		At Average Cost	Equity
Balance, February 2, 2002	98,873	$1,033	$141,394	$506,501	XXX	4,426		$(66,533)	$582,395
Purchase of Treasury Stock	(1,850)	—	—	—	—	1,850		(42,691)	(42,691)

Net Income	—	—	—	194,754	—	—		—	194,754
Restricted Stock Vesting	XXX	—	XXX	—	XXX	(XXX	)	XXX	XXX
Restricted Stock Expense	—	—	—	—	XXX	—		—	—
Stock Option Exercises	XXX	—	XXX	—	XXX	(XXX	)	XXX	XXX
Tax Benefit from Exercise of Stock Options and Vesting of Restricted Stock	—	—	164	—	—	—		—	164

Balance, February 1, 2003	97,269	$1,033	$142,577	$701,255	XXX	6,030		$(104,902)	$736,307
Purchase of Treasury Stock	(4,401)	—	—	—	—	4,401		(115,670)	(115,670)

Net Income	—	—	—	204,830	—	—		—	204,830
Restricted Stock Vesting	XXX	—	XXX	—	XXX	(XXX	)	XXX	XXX
Restricted Stock Expense	—	—	—	—	XXX	—		—	—
Stock Option Exercises	XXX	—	XXX	—	XXX	(XXX	)	XXX	XXX
Tax Benefit from Exercise of Stock Options and Vesting of Restricted Stock	—	—	9,505	—	—	—		—	9,505

Balance, January 31, 2004	94,607	$1,033	$139,139	$906,085	XXX	8,692		$(184,917)	$857,765
Purchase of Treasury Stock	(11,151)	—	—	—	—	11,151		(434,658)	(434,658)

Net Income	—	—	—	216,376	—	—		—	216,376
Restricted Stock Vesting	XXX	—	XXX	—	XXX	(XXX	)	XXX	XXX
Restricted Stock Expense	—	—	—	—	XXX	—		—	—
Stock Option Exercises	XXX	—	XXX	—	XXX	(XXX	)	XXX	XXX
Dividends ($0.50 per share)	—	—	—	(46,438)	—	—		—	(46,438)
Tax Benefit from Exercise of Stock Options and Vesting of Restricted Stock	—	—	17,308	—	—	—		—	17,308

Balance, January 29, 2005	86,036	$1,033	$140,251	$1,076,023	XXX	17,263		$(553,189)	$669,326

Comment #5
Notes to Consolidated Financial Statements, page 49
We understand that you have four operating segments: Abercrombie & Fitch, abercrombie, Hollister and RUEHL and that you aggregate the operating segments into one reportable segment based on the aggregation criteria in SFAS 131. Please tell us in detail how your operating segments meet each of the aggregation criteria listed in paragraph 17 of SFAS 131. We are particularly interested to understand how you determined that the class of customer is the same for each of these types of stores and that each of the store formats achieves similar economic results. Please provide along with your response a summary of revenues and gross profit by operating segment for each of the last five years.
The Company believes that its four operating segments, or brands, meet each of the aggregation criteria set forth in paragraph 17 of SFAS 131 as follows:
     “a. The nature of the products and services”
All four brands sell similar products — aspirational, casual, high-quality, American Classic sportswear.
     “b. The nature of the production processes”
Excluding the design function, the Company has organized its production departments — sourcing, technical design, merchandising, planning and allocation, quality assurance, etc. into teams that develop similar merchandise products for all four brands. Moreover, all administrative and support functions — finance, real estate, information technology, brand protection, human resources, legal, store planning, etc — are also organized to support all brands as a whole instead of individually. The Company uses the same vendors to source its merchandise for all four brands.
     “c. The type or class of customer for their products and services”
Not only does the Company believe that it targets the same customer across all four brands, it has built its marketing strategy for this customer based on the principle that “trend transcends age”. The four brands all target the same customer — the sophisticated, cool, good looking, fashion-conscious trendsetter, influential leader — across different stages of his or her life from elementary school through post-college. The Company believes that this narrow focus on this specific target customer has been a key driver of its success.
     “d. The methods used to distribute their products or provide their services”
The Company uses mall-based stores to distribute its merchandise across all four brands and web-based stores for its more established brands, Abercrombie & Fitch, abercrombie and Hollister where products similar to those carried at individual stores can be purchased.
The Company views the customer’s in-store experience as the primary vehicle for communicating the spirit of each of the brands. The Company uses the visual presentation of the merchandise, the in-store marketing, music, fragrances and the sales associates, or brand representatives, to reinforce the aspirational lifestyles represented by the brands. Each of the three web sites reinforces the particular brand’s lifestyle and is designed to complement the in-store experience.
     e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.
Not applicable.

Below is the summary of revenue, gross margin and gross margin rate by brand for the last five years:
[The remainder of this page has been left blank intentionally. The Company has requested confidential treatment under Commission Rule 83 (17 CFR 200.83) with respect to the information that otherwise would have been disclosed below. This request was made on the basis that such information constitutes confidential and proprietary business information of the Company.]

Note 2. Summary of Significant Accounting Policies, page 49
Comment #6
Store Supplies, page 50
In future filings please disclose the useful lives assigned to store supplies and tell us how these useful lives were determined. In light of your response to this question, ensure we understand why store supplies are classified as a current asset on your balance sheets. Additionally, please tell us why you believe it is appropriate under GAAP to capitalize the initial inventory of supplies for a new store, when it appears that subsequent acquisitions of store supplies are expensed as incurred. Please ensure you reference in your response the applicable authoritative literature on which you relied in determining your accounting
Store supplies consist of packaging, security tags, hangers and miscellaneous supplies. Packaging is expensed as used and is consumed within a single operating cycle. The Company’s policy as it relates to security tags, hangers and miscellaneous supplies is to capitalize the initial shipment at the store opening date. Generally accepted accounting principles (“GAAP”) would require the Company to amortize the supplies on a straight-line basis over their useful lives. In lieu of amortizing the initial balances over their estimated useful lives of one year for miscellaneous supplies, five for security tags and seven years for hangers; the Company expenses all subsequent replacements and adjusts the balance, as appropriate, for changes in quantities or cost. The Company has found that its policy is an efficient way of approximating the GAAP calculation, which would require the more cumbersome process of managing the capitalization, amortization and replacement of individual supplies in over 800 retail store locations. The Company will continue to monitor the difference between its method and GAAP estimates to ensure that it remains immaterial.
The Company previously classified all store supplies as current because the Company believed that the non-current portion was not material to current or non-current assets. However, in response to the Staff’s comment, the Company will classify store supply categories, as current or non-current based on their estimated useful lives. The Company will reflect this change in future filings and has provided an example of its revised footnote disclosure as follows:
The initial inventory of supplies for new stores including, but not limited to, security tags, hangers and miscellaneous supplies are capitalized at the store opening date. In lieu of amortizing the initial balances over their estimates useful lives, the Company expenses all subsequent replacements and adjusts the balance, as appropriate, for changes in quantities or cost. This policy approximates the expense that would have been recognized under generally accepted accounting principles. Store supply categories are classified as current or non-current based on their estimated useful lives. Packaging is expensed as used.

Revenue Recognition, Page 51
Comment #7
You disclose that you review your gift card liability at least annually and “adjust the gift card liability based on historical patterns as required.” Please explain to us in detail and disclose in future filings your methodology for adjusting your gift card liability for anything other than gift card redemptions. To the extent you record in income an estimated value for gift cards that will not be redeemed, please tell us and disclose in future filings the following:
•	The basis for your accounting;

•	Whether you are required by law to escheat the value of unredeemed gift cards to the states in which you operate after a certain time period;

•	The timing of recording such income, and how you determine the amount taken into income each period;

•	The line item on the statements of income that includes income related to unredeemed gift cards, and the amount of such income recorded in each period presented.
It may help facilitate our understanding if you provide us example journal entries which illustrate your adjustments to the gift card liability. Finally, please tell us and disclose in future filings why a portion of your liability for unredeemed gift cards is classified as a long-term liability. Also disclose in future filings the amount of unredeemed gift card liability recorded as long-term. We may have further comment.
In response to the Staff’s comment, in future filings the Company will disclose its methodology for adjusting the gift card liability for anything other than gift card redemptions. Below is an example of the type of disclosure the Company will include in future filings:
The Company recognizes retail sales at the time the customer takes possession of the merchandise and purchases are paid for, primarily with either cash or credit card. Catalogue and e-commerce sales are recorded upon customer receipt of merchandise. Amounts relating to shipping and handling billed to customers in a sale transaction are classified as revenue and the related direct shipping costs are classified as cost of goods sold. Employee discounts are classified as a reduction of revenue. The Company reserves for sales returns through estimates based on historical experience and various other assumptions that management believes to be reasonable. The Company’s gift cards do not expire nor lose value over periods of inactivity.
The Company accounts for gift cards by recording a liability at the time a gift card is sold. The liability remains on the Company’s books until the earlier of redemption (recognized as revenue) or when the Company determines the likelihood of redemption is remote (recognized as other operating income). The Company considers the probability of the gift card being redeemed to be remote for 50% of the balance of gift cards at 24 months after the date of issuance and remote for the remaining balance at 36 months after the date of issuance and at that time recognizes the remaining balance as other operating income. At January 29, 2005 and January 31, 2004 the gift card liability on the Company’s Consolidated Balance Sheet was $XX.X million and $XX.X million, respectively.
The Company is not required by law to escheat the value of unredeemed gift cards to the states in which it operates. During the 2004, 2003 and 2002 fiscal years, the Company recognized other operating income for adjustments to the gift card liability of $XX.X million, $XX.X million and $XX.X million, respectively.

To assist the Staff in understanding how the Company adjusts the gift card liability, set forth below is an example of the journal entries made in conjunction with gift cards:
Issuance:
Debit      Cash
Credit   Accrued Expenses (Gift Card Liability)
Redemption:
Debit      Accrued Expenses (Gift Card Liability)
Credit   Revenue
Adjustment:
Debit      Accrued Expenses (Gift Card Liability)
Credit   Other Operating Income
The Company previously reported as a current liability only the portion of the gift card liability that was expected to be redeemed within the next 12 months based on historical experience. Although the Company believes that the classification as long-term for gift cards expected to be redeemed after twelve months was appropriate, the nature of a gift card is a demand instrument and therefore the entire balance will be classified as a current liability in future periods.
Form 1Q-Q for Period Ended April 30, 2005
Part I. Financial Statements
Notes to Condensed Consolidated Financial Statements, page 6
Comment #8
Note 1. Basis of Presentation
We noted significant balance sheet reclassifications when comparing your January 29, 2005 balance sheet as presented in your fiscal 2004 Form 10-K to your January 29, 2005 balance sheet as presented in your Form l0-Q for the period ended April 30, 2005. You disclose that “certain amounts have been reclassified to conform with current year presentation.” In your upcoming fiscal 2005 Form 10-K, please disclose the nature and amount of any material reclassifications from your fiscal 2004 Form 10-K.
In response to the Staff’s comment, in future filings the Company will provide an explanation of the reclassifications that have been incorporated into the current presentation of previous period statements. Below is an example of the type of disclosure the Company will include in future filings:
Certain amounts have been reclassified to conform with the current year presentation. Amounts reclassified did not have an effect on the Company’s results of operations or shareholders’ equity. The Company reclassified (a) deferred income tax assets ($XX.X) that were previously netted against the income tax payable to current assets; (b) the long-term portion of straight-line rent ($XX.X) from accrued expenses to other long-term liabilities and the corresponding deferred income tax asset ($XX.X) from current assets to be netted against long-term deferred income tax liabilities; and (c) the long-term portion of the executive severance ($XX.X) from accrued expenses to other long-term liabilities.
# # #

I believe the foregoing to be fully responsive to the Staff’s comments.
Additionally, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings:

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any additional questions or comments to me at (614) 283-6672. My fax number is (614) 283-8686.
Very truly yours,
/s/ Michael W. Kramer
Michael W. Kramer
Senior Vice President and Chief Financial Officer